SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2011

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On July 21, 2011, the board of directors of Korea Electric Power Corporation (“KEPCO”) resolved to rescind its earlier resolution to acquire a 100% equity interest in Lisbon Star Management Ltd., which holds a 40% ownership interest in power plants in the Philippines with an aggregate generation capacity of 1,500 megawatts.

On September 29, 2010, KEPCO signed a Sale and Purchase Agreement (“SPA”) with BG Asia Pacific Holdings, a member of the BG Group of the United Kingdom, under which KEPCO was to acquire BG Asia Pacific Holding’s 100% equity interest in Lisbon Star Management, which would effectively have entitled KEPCO to a 40% ownership interest, equivalent to 600 megawatts in generation capacity, in the combined cycle natural gas fired power plants located in the island of Luzon in the Philippines. Please see Form 6-K filed by us on September 30, 2010 for further details of this project.

The completion of the acquisition was subject to obtaining necessary waivers and consents from First Philippine Holdings Corporation (“FPHC”), which holds the remaining 60% ownership interest in the power plants. Despite concerted efforts by KEPCO and BG Asia Pacific Holdings, FPHC determined not to grant such waivers and consents. Accordingly, the SPA was terminated, and KEPCO decided to cancel the acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-Keun
Name:	Shin, Chang-Keun
Title:	Vice President

Date: July 22, 2011